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Exhibit 21

List of Subsidiaries

Name	State or Country of Incorporation or Organization
Superior Essex Holding Corp.	Delaware
Superior Essex Communications LP	Delaware
Essex International Inc.	Delaware
Essex Group, Inc. (Michigan)	Michigan
Essex Group, Inc. (Delaware)	Delaware
Essex Group Mexico Inc.	Delaware
Essex Europe S.A.S. (formerly Essex Nexans Europe S.A.S.)	France
Essex S.A.S. (formerly Essex Nexans S.A.S.)	France
Essex Germany GmbH (formerly Essex Nexans L&K GmbH)	Germany
SE Holdings, C.V.	Netherlands
Superior Essex Group Mauritius Ltd.	Mauritius
Essex Magnet Wire (Suzhou) Ltd.	China
Essex Group Holding Europe	France
Essex Italy S.p.A.	Italy

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  Exhibit 21
List of Subsidiaries